

07003108

SEC... ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gateway Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1144 Lake Street, Suite #207
(No. and Street)

Oak Park, Il 60301
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beatrice R. Assad 213-443-1697
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite #2000 Los Angeles, CA 90071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH. D.C.
156
SECTION

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Beatrice R. Assad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gateway Investment Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


REHANA J. KHAN
Commission # 1510366
Notary Public - California
Los Angeles County
My Comm. Expires Aug 29, 2008

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors and Shareholder
Gateway Investment Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of Gateway Investment Services, Inc. and Subsidiary (the Company) (a wholly owned subsidiary of Bank Plus Corporation) as of December 31, 2006 and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gateway Investment Services, Inc. and Subsidiary as of December 31, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2007

GATEWAY INVESTMENT SERVICES, INC. AND SUBSIDIARY
(A Wholly Owned Subsidiary of Bank Plus Corporation)
(SEC Identification No. 8-45370)

Consolidated Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents	$	304,214
Due from Parent		15,352
Total	$	319,566

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	27,000
Total liabilities		27,000
Shareholder's equity:		
Common stock, $1 par value. Authorized, 50,000 shares; issued and outstanding, 50 shares		50
Additional paid-in capital		49,950
Retained earnings		242,566
Total shareholder's equity		292,566
Total	$	319,566

See accompanying notes to consolidated financial statements.

GATEWAY INVESTMENT SERVICES, INC. AND SUBSIDIARY
(A Wholly Owned Subsidiary of Bank Plus Corporation)
(SEC Identification No. 8-45370)

Consolidated Statement of Operations

Year ended December 31, 2006

Revenues:		
Interest income	$	1,594
Commissions		18,497
Other income		5,544
Total revenues		25,635
Expenses:		
Employee compensation and benefits		18,000
General and administrative		2,640
Occupancy		12,000
Professional fees		29,508
Total expenses		62,148
Loss before income taxes		(36,513)
Income tax benefit		15,352
Net loss	$	(21,161)

See accompanying notes to consolidated financial statements.

GATEWAY INVESTMENT SERVICES, INC. AND SUBSIDIARY
(A Wholly Owned Subsidiary of Bank Plus Corporation)
(SEC Identification No. 8-45370)

Consolidated Statement of Changes in Shareholder's Equity

Year ended December 31, 2006

		Common stock	Additional paid-in capital	Retained earnings	Shareholder's equity
Balance, January 1, 2006	$	50	49,950	263,727	313,727
Net loss		—	—	(21,161)	(21,161)
Balance, December 31, 2006	$	50	49,950	242,566	292,566

See accompanying notes to consolidated financial statements.

GATEWAY INVESTMENT SERVICES, INC. AND SUBSIDIARY
(A Wholly Owned Subsidiary of Bank Plus Corporation)
(SEC Identification No. 8-45370)

Consolidated Statement of Cash Flows

Year ended December 31, 2006

Cash flows from operating activities:		
Net loss	$	(21,161)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Due from Parent		7,581
Accounts payable and accrued liabilities		2,508
Net cash used in operating activities		(11,072)
Cash and cash equivalents:		
Beginning of year		315,286
End of year	$	304,214

See accompanying notes to consolidated financial statements.

(1) Organization

Gateway Investment Services, Inc. (the Company) was incorporated in California in October 1989 and became a registered broker-dealer on October 14, 1993 under the Securities Exchange Act of 1934. The Company was purchased on July 31, 1994 by Fidelity Federal Bank (Fidelity Federal). In May 1996, Bank Plus Corporation (the Parent) purchased Fidelity Federal, including the Company. As a result, the Company became a wholly owned subsidiary of the Parent. On December 31, 2001, the Parent was purchased by FBOP Corporation (FBOP). The acquisition of the Parent by FBOP had no impact on the consolidated financial statements of the Company.

Effective March 1, 2003, the Company acquired Citadel Services Corporation (Citadel), an insurance services provider, from California National Bank, a subsidiary of FBOP. The purchase price represented the fair value of the net assets and liabilities of Citadel as of the acquisition date.

Prior to September 15, 2003, the Company's primary business was to provide investment counseling services and offer securities products, such as mutual funds and fixed and variable annuities. Effective September 15, 2003, the Company discontinued all of its retail business activities.

Subsequent to September 15, 2003, the Company's revenues have been limited to the receipt of trail commissions earned for products offered and sold prior to the discontinuance of such operations.

On December 22, 2004, the Company entered into a services agreement with River Capital Advisors, Inc. (River Capital), which is also a wholly owned subsidiary of FBOP. Per the terms of the agreement, the Company and River Capital plan to offer advisory services related to the restructuring of debt obligations.

(2) Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the financial statements of Gateway Investment Services, Inc. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

Management considers investments in money market funds as cash equivalents as they are carried at cost, which approximates fair value.

(c) Revenue Recognition

Trail commissions are recognized when received.

(d) Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(3) Related-Party Transactions

The Company is subject to an allocation of charges from the affiliated companies for general overhead costs. During the year ended December 31, 2006, the Company paid $30,000 to the affiliated companies for such allocated charges.

(4) Income Taxes

The Company's results are included in the consolidated federal income tax and the California franchise tax returns filed by the Parent. The Company is allocated income taxes based on the separate-return method and allocated tax benefit for losses which can be utilized by the Parent on a consolidated basis. Amounts due from Parent as of December 31, 2006 of $15,352 relate to current income tax benefits due from the Parent.

Income taxes consist of the following components on a separate-return basis:

Current income tax benefit:		
Federal	$	11,394
State		3,958
	$	15,352

(Continued)

The provision for taxes on income differs from the amounts computed by applying the federal rate of 35% primarily because of the effect of state income taxes as follows:

Computed expected tax benefit at 35% of income before income taxes	$	12,780
Increase in income tax benefit resulting from state and city income taxes, net of federal income tax benefit		2,572
Total income tax benefit	$	15,352

(5) Concentration of Credit Risk

The Company maintains its cash and cash equivalents in various federally insured banking institutions. The account balances at each institution periodically exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management of the Company believes that this risk is not significant.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2006, the Company had net capital of $230,690, which was $225,690 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1.

(7) Reserve Requirements for Brokers or Dealers

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, because it carries no margin accounts, promptly transmits all customer funds, and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions among the Company and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Gateway Investment Services, Inc."

(8) Contingencies

The Company in the ordinary course of its business is subject to potential claims. The Company's management believes the outcome of these matters will not have a material or adverse effect on the Company's consolidated financial statements or its business.

Schedule I

GATEWAY INVESTMENT SERVICES, INC. AND SUBSIDIARY
(A Wholly Owned Subsidiary of Bank Plus Corporation)
(SEC Identification No. 8-45370)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2006

Shareholder's equity	$	292,566
Nonallowable assets:		
Due from Parent		(15,352)
Other		(46,524)
Net capital	$	230,690
Computation of aggregate indebtedness:		
Total aggregate indebtedness	$	27,000
Minimum net capital requirement (6⅔% of aggregate indebtedness)		1,800
Minimum capital requirement		5,000
Net capital required		5,000
Excess net capital		225,690
Ratio of total aggregate indebtedness to net capital		0.12 to 1

Note:

The computation of net capital under Rule 15c3-1 as of December 31, 2006 computed by Gateway Investment Services, Inc. in its Form X-17a-5, Part IIA filed with the NASD Regulation, Inc. on January 24, 2007 does not differ from the above computation, which is based upon the accompanying audited consolidated financial statements.

See accompanying independent auditors' report.

Schedule II

GATEWAY INVESTMENT SERVICES, INC. AND SUBSIDIARY

(A Wholly Owned Subsidiary of Bank Plus Corporation)

(SEC Identification No. 8-45370)

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

Exemption is claimed under Section K(2)(i) of Rule 15c3-3

See accompanying independent auditors' report.

Schedule III

GATEWAY INVESTMENT SERVICES, INC. AND SUBSIDIARY
(A Wholly Owned Subsidiary of Bank Plus Corporation)
(SEC Identification No. 8-45370)

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

Exemption is claimed under Section K(2)(i) of Rule 15c3-3

See accompanying independent auditors' report.



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors and Shareholder
Gateway Investment Services, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Gateway Investment Services, Inc. and Subsidiary (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the efficiency of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2007

END